Broadmark Capital, LLC 2800 One Union Square 600 University Street Seattle, WA 98101 p. (206) 623-1200 f. (206)623-2213 seattle@broadmark.com

May 2, 2006

Re: Bennett Environmental Inc. (the "Company")

Dear ______________:

Further to our recent discussions, we are writing to confirm your support for our initiative to replace the current board of directors of the Company with the individuals listed in Schedule "A" attached to this letter or such other individuals that are mutually acceptable to you and us (the "Replacement Nominees").

We also confirm that your support for this initiative does not constitute an agreement, commitment or understanding as to how you will exercise voting rights attached to, or otherwise deal with, the common shares of the Company owned or controlled by you.

Please confirm your agreement with the above by signing in the space provided below and returning a copy of this letter to us by fax (ATTN: Joseph L. Schocken, Fax: (206) 623-2213). We also ask that you confirm the number of Company common shares that you currently directly or indirectly own or control by completing the statement below your signature.

Thank you for your support.

Sincerely,

/s/ Joseph L. Schocken

Joseph L. Schocken

President

Broadmark Capital, LLC

Acknowledged and agreed this ____ day of _________________, 2006.

________________________

I/We currently directly or indirectly own or control _________ common shares of the Company.

SCHEDULE "A"

Replacement Nominees

Christopher S. Wallace

Michael F. Blair

Michael P. Fleischer

Joseph L. Schocken